UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on February 20, 2007 (the “Initial Statement”), as amended, and relates to the offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at a purchase price of $11.75 per Share (or any different amount per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

1. In the “Summary Term Sheet” of the Offer to Purchase, the twelfth paragraph in the subsection entitled “Conditions to the Offer” immediately following the bullet point paragraphs (on page 4) is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by the Parent or the Offeror, in whole or in part at any time and from time to time prior to the scheduled expiration date of the offer in the sole discretion of the Parent or the Offeror, provided that (i) the Minimum Condition and (ii) the conditions relating to the termination of the waiting period under the HSR Act, pending or overtly threatened suits by a governmental authority or laws or judgments by a governmental authority making the Offer illegal or preventing the Offer, if the waiver of such conditions would be reasonably likely to create any material liability to the directors or officers of the Company, may be waived only with the prior written consent of the Company.”

2. In the “Summary Term Sheet” of the Offer to Purchase, the penultimate paragraph in the subsection entitled “Conditions to the Offer” (on page 4) is deleted in its entirety.

3. In the “Questions and Answers” section of the Offer to Purchase, the twelfth paragraph in the subsection entitled “What are the most significant conditions to the Offer?” (on page 13) is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by the Parent and the Offeror, in whole or in part at any time and from time to time prior to the scheduled expiration date of the offer in the sole discretion of the Parent and the Offeror, provided that (i) the Minimum Condition and (ii) the conditions relating to the termination of the waiting period under the HSR Act, pending or overtly threatened suits by a governmental authority or laws or judgments by a governmental authority making the Offer illegal or preventing the Offer, if the waiver of such conditions would be reasonably likely to create any material liability to the directors or officers of the Company, may be waived only with the prior written consent of the Company.”

4. In the “The Tender Offer” section of the Offer to Purchase, the first paragraph in Section 8 entitled “Certain Information Concerning the Company” (on pages 27 and 28) is amended and restated in its entirety as follows:

“Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither the Parent nor the Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue.”

5. In the “The Tender Offer” section of the Offer to Purchase, the paragraph in Section 10 entitled “Source and Amount of Funds” (on page 30) is amended and restated in its entirety as follows:

“The Parent and the Offeror estimate that it will cost an aggregate of approximately $220 million, net of existing cash and debt, to purchase all the Shares pursuant to the Offer and to pay related fees and expenses. As of December 31, 2006, the Parent and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $473.7 million. The Offeror expects to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer, and has no alternative financing arrangements or alternative financing plans. The Offer is not conditioned upon any financing arrangements.”

6. In the “The Tender Offer” section of the Offer to Purchase, the last paragraph in Section 15 entitled “Conditions to the Offeror’s Obligations” (on page 51) is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by the Parent or the Offeror, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of the Parent or the Offeror, provided that (i) the Minimum Condition and (ii) the conditions relating to the termination of the waiting period under the HSR Act, pending or overtly threatened suits by a governmental authority or laws or judgments by a governmental authority making the Offer illegal or preventing the Offer, if the waiver of such conditions would be reasonably likely to create any material liability to the directors or officers of the Company, may be waived only with the prior written consent of the Company.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPYGLASS ACQUISITION CORP.

By:	/s/ Sayed M. Darwish
Name:	Sayed M. Darwish
Title:	President and Secretary

POLYCOM, INC.

By:	/s/ Robert C. Hagerty
Name:	Robert C. Hagerty
Title:	Chief Executive Officer and President

Dated March 12, 2007